15025602

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 17 2015
Wash., DC
201

SEC FILE NUMBER
8- ~~57378~~ 47579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High St
(No. and Street)

Boston MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

2001 market st, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Tina Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSC Distributors, LLC, as of March 16, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

ISABELLA SENISE
Notary Public, State of New York
No. 01SE5084275
Qualified in Richmond County
Commission Expires Sept. 2, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

TSC Distributors, LLC

(a wholly owned subsidiary of TS Capital, LLC)

December 31, 2014

Contents

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
TSC Distributors, LLC

We have audited the accompanying statement of financial condition of TSC Distributors, LLC (a Delaware limited liability company and a wholly owned subsidiary of TS Capital, LLC) (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSC Distributors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 13, 2015

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)
Statement of Financial Condition
December 31, 2014

ASSETS:		
Cash	$	284,614
Due from clearing brokers		587,542
Accounts receivable		111,763
Fixed assets, net		47,401
Prepaid expenses		271
Other assets		40,133
Investments, at fair value		26,748
Total assets	$	1,098,472
LIABILITIES AND MEMBER'S CAPITAL:		
Accounts payable and accrued liabilities	$	566,942
Member's capital		531,530
Total liabilities and member's capital	$	1,098,472

The accompanying notes are an integral part of these financial statements.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)
Statement of Operations
For the year ended December 31, 2014

REVENUES:	
Commission income	2,636,778
Expense reimbursement	509,997
UIT program income	855,859
Dividend income	358
Interest income	47
Total revenues	4,003,039
EXPENSES:	
Commission expenses	2,187,554
Travel and entertainment	958,388
Guaranteed payments	630,000
Salaries and wages	628,798
General and administrative	470,403
Consulting fees	201,554
Professional fees	90,377
UIT expenses	644,032
UIT registration fees	651,957
UIT technology expense	76,214
UIT audit and accounting	50,200
UIT consulting fee	21,430
Regulatory fees and expenses	76,177
Depreciation	35,969
Total expenses	6,723,053
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:	
Net realized loss on investments	(6,027)
Net unrealized gains on investments	2,077
Total net realized and unrealized loss on investments	(3,950)
NET LOSS	$ (2,723,964)

The accompanying notes are an integral part of these financial statements.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)
Statement of Changes in Member's Capital
For the year ended December 31, 2014

Balance, January 1, 2014	$	1,135,494
Net loss		(2,723,964)
Member capital contribution		2,120,000
Balance, December 31, 2014	$	531,530

The accompanying notes are an integral part of these financial statements.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (2,723,964)
Adjustments to reconcile net loss to net loss to net cash used in operating activities by operating activities	
Depreciation and amortization	35,969
Net unrealized gain on investments	(2,077)
Operating assets and liabilities changes	
Decrease in due from clearing broker	132,638
Decrease in accounts receivable	180,405
Decrease in prepaid and other assets	43,704
Increase in accounts payable and accrued liabilities	37,611
Net cash used in operating activities	(2,295,714)
Cash flows from investing activities	
Purchases of fixed assets	(5,343)
Net cash provided by investing activities	(5,343)
Cash flows from financing activities	
Member capital contribution	2,120,000
Net cash provided by financing activities	2,120,000
Net decrease in cash	(181,057)
Cash, beginning of year	465,671
Cash, end of year	$ 284,614

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE A - ORGANIZATION

TSC Distributors, LLC (the "Company"), a wholly owned subsidiary of TS Capital, LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds and unit investment trusts ("UITs"), selling variable life insurance or annuities, and private placement of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Cash

The Company maintains deposits in federally insured financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company is currently in excess of FDIC insurance coverage by $34,614 at December 31, 2014.

3. Due from Clearing Broker

In the Company's capacity as sponsor of UITs, the Company records receivables from brokers, dealers, and clearing organizations for unsettled sell trades of securities and UITs in addition to receivables from customers for unsettled sell trades of UITs.

4. Accounts Receivable

Accounts receivable consist of commissions and expense reimbursement amounts due from customers for various contracted services provided by the Company. These receivables are recorded when the respective revenue has been earned. There is no allowance for doubtful accounts as of December 31, 2014.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Investments

Investments are reported at fair value, reflecting the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date (i.e., the exit price), with the change of the fair value being recognized immediately through the Company's statement of operations. For securities traded on an exchange, the Company values these investments based upon current market quotes or pricing sources. All investment transactions are accounted for on a trade-date basis (date the order to buy or sell is executed). Realized gains and losses on investments are recorded on the specific identification method. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market and accounts for these investments as trading securities. Equity UITs are valued under the market approach through use of quoted prices on an exchange or over-the-counter market. Depending on the nature of the inputs, these investments are categorized as Level 2 at December 31, 2014.

6. Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of 3 and 5 years for office equipment and furniture, respectively. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of 3 years.

7. Revenue Recognition

Revenue is recognized as earned or contractually due, as services are performed, in accordance with respective agreements between the Company and other entities.

In its capacity as sponsor of UITs, the Company earns other revenues related to transactional sales charges resulting from the sale of UIT products and from the difference between the purchase or bid and offer price of securities temporarily held to form new UIT products. These revenues are included in investment income net of concessions to dealers who distribute UITs to investors.

8. Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax laws, which provides that the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2014, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows guidance which requires enhanced disclosures about investments that are measured and reported at fair value. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable pricing inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.

Level 3 - Instruments with primarily unobservable values where there is limited market activity. The inputs into the determination of fair value inputs for these instruments require significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

As required by the authoritative guidance under U.S. GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

(Continued)

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table presents information about the Company's investments measured at fair value on a recurring basis as of December 31, 2014:

	Total	Level 1	Level 2	Level 3
Unit Investment Trusts	$ 26,748	$ -	$ 26,748	$ -

During the year ended December 31, 2014, there have been no transfers between Level 1 and Level 2 assets and liabilities and there have been no transfers between Level 2 and Level 3 assets and liabilities. For the year ended December 31, 2014, there were no Level 3 securities. For the year ended December 31, 2014, there have been no significant changes to the Fund's fair value methodologies.

NOTE D - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2014
Leasehold improvements	3 years	$ 32,608
Office equipment and furniture	3-5 years	118,218
		145,483
Less accumulated depreciation and amortization		103,425
Total		$ 47,401

Depreciation and amortization expense for 2014 was $35,968.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its Parent, under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. The Parent has made capital contributions to the Company of $3,390,000 for the year ended December 31, 2014. The operating results or financial condition may have been significantly different had the Company been autonomous. The Company is also allocated rent expense from the Parent, which has a long-term operating lease for office space. Rent expense allocated to the Company for the year ended December 31, 2014 was $16,401.

Guaranteed payments are those payments made by the Company to the Parent's participating members and are determined without regard to the Company's income. The Company treats guaranteed payments for services as if they were made to a person who is not a member. Guaranteed payments are not subject to income tax withholding.

NOTE F - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregated indebtedness at December 31, 2014, as defined. At December 31, 2014, the Company's net capital was $387,215, which was $287,215 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 146.42%.

NOTE H - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 13, 2015, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

NET CAPITAL:	
Total member's capital	$ 531,530
Non-allowable assets	(140,303)
Net capital before haircuts on securities	$ 331,962
Haircuts on securities positions	$ (4,012)
Net capital	$ 387,215
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	$ 566,942
NET CAPITAL REQUIREMENT MINIMUM:	
Net capital required as 6.67% of aggregate indebtedness	$ 37,796
Minimum dollar net capital required per SEC Rule 15c3-1	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 287,215
Ratio of aggregate indebtedness to net capital	146.42%

Reconciliation of unaudited computation of net capital to audited computation of net capital as of December 31, 2014:

Unaudited computation of net capital per most recent quarterly filing	$ 531,530
Audit adjustments for additional other assets	-
Adjusted computation of net capital	$ 531,530

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by TSC Distributors, LLC and included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2014 filed on January 27, 2015.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

To the Member
TSC Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TSC Distributors, LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 13, 2015

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

The Exemption Report Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2014

TSC Distributors, LLC (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R Rule §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) for the year ended December 31, 2014 without exception.

TSC Distributors, LLC

I, Tina Singh, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Tina Singh
Chief Executive Officer

March 13, 2015

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
TSC Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by TSC Distributors, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related Company's schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 13, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-47579 FINRA DEC

TSC DISTRBUTORS, LLC

10 HIGH STREET, SUITE 701

BOSTON, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A.	*General Assessment (item 2e from page 2)*		$ 16
B.	Less payment made with SIPC-6 filed (exclude interest) 07/25/2014 Date Paid		(1060)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		(1,044)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H.	Overpayment carried forward	$(1044)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TSC Distributors
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

FINOP
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 14
and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4009306
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3492995
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Reimbursed Expenses	509997
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	4002992
2d. SIPC Net Operating Revenues	$ 6314
2e. General Assessment @ .0025	$ 16

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